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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 1)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           R&G FINANCIAL CORPORATION
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                                (name of Issuer)


                              Class B Common Stock
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                         (Title of Class of Securities)


                                   749136107
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                                 (CUSIP Number)


                                  Ramon Prats
                    Vice Chairman of the Board and President
                           R&G Financial Corporation
                           280 Jesus T. Pinero Avenue
                          San Juan, Puerto Rico 00918
                                 (787) 758-2424


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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 9, 2001
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            Date of Event Which Requires Filing of This Statement )

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP No. 749136107

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         (1)      NAME OF REPORTING PERSON

                  Ramon Prats

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         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a) [ ]
                                                                        (b) [X]

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         (3)      SEC USE ONLY

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         (4)      SOURCE OF FUNDS*  SC, AF

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         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

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         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION        Puerto Rico

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NUMBER OF         (7)      SOLE VOTING POWER              622,454
SHARES            -------------------------------------------------------------
BENEFICIALLY       (8)      SHARED VOTING POWER            0
OWNED BY          -------------------------------------------------------------
EACH              (9)      SOLE DISPOSITIVE POWER         622,454
REPORTING         -------------------------------------------------------------
PERSON WITH       (10)     SHARED DISPOSITIVE POWER       0

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         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED     622,454
                  BY EACH REPORTING PERSON
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         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]
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         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  4.1%

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         (14)     TYPE OF REPORTING PERSONAL*        IN


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                      * SEE INSTRUCTIONS BEFORE FILING OUT


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         Section 3(a) of the original Schedule 13D filed on June 1, 2001, for
Ramon Prats is hereby amended with the addition of subsections (iii) and (iv) and Section 3(b) is here amended as set forth below. Section 5 of the original
Schedule 13D is hereby amended in its entirety. All other sections of the original Schedule 13D are incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

         (a)      Directly Held Shares of Class B Common Stock

                  (iii)    From Galan Option

                  Mr. Prats acquired 180,000 of his shares of Class B Common Stock from Victor Galan for a purchase price of $4.03 per share on November 9, 2001, upon exercise of an option granted to Mr. Prats by Mr. Galan with respect to such shares.

                  (iv)     From Company Stock Options

                  Mr. Prats acquired 360,000 of his shares of Class B Common Stock on November 15, 2001, by exercising all options granted to him under the Company's 1996 Stock Option Plan, at a purchase price of $4.03 a share. On August 22, 2001, Mr. Prats became vested in options to acquire 72,000, which were the remaining unvested options granted to him pursuant to the 1996 Stock Option Plan.

         (b)      Options for Share of Class B Common Stock

                  (i)      From the Company

                  Effective November 15, 2001, Mr. Prats no longer holds any options for shares of Class B Common Stock under the 1996 Company Stock Option Plan.

                  (ii)     From Victor J. Galan

                  Effective November 9, 2001, Mr. Prats holds an unvested option to acquire an aggregate of 180,000 shares of Class B Common Stock, at a purchase price of $4.03 a share, from Victor J. Galan, the Chairman of the Board of Directors and Chief Executive Officer of the Company by virtue of a Stock Option Agreement dated May 8, 1998, which is attached as an exhibit to Mr. Prats original 13D filed on June 1, 2001. Options vest under the agreement one-sixth a year.


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Item 5.  Interest in Securities of the Issuer.

                  (a) Mr. Prats beneficially owns 622,454 shares of Class B Common Stock which represent approximately 4.1% of the 14,873,700 outstanding shares of Class B Common Stock of the Company. The decrease in Mr. Prats percentage of beneficial ownership since the percentage reported on the Schedule 13D filed on June 1, 2001 is due to the Company's issuance of an aggregate of 4,415,000 additional shares of Class B Common Stock on June 27, 2001 and July 5, 2001. Because Mr. Prats' ownership is now below the threshold required for filing, Mr. Prats will not file further amendments to his Schedule 13D until such time, if at all, that his percentage of beneficial ownership triggers a Schedule 13D filing obligation.

                  (b) Mr. Prats has sole power to vote and dispose of all 622,454 shares of Class B Common Stock over which he is attributed beneficial ownership.

                  (c) Mr. Prats exercised in part the option to acquire shares of Class B Common Stock from Mr. Galan on November 9, 2001 and all of his Company stock options on November 15, 2001.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Prats securities reported herein.

                  (e)      Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:            November 30, 2001.


                                                      By: /s/ Ramon Prats
                                                         ----------------------
                                                         Ramon Prats